Exhibit 99.2

Daqo New Energy Announces Leadership Changes

Shanghai, China—August 3, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its Chairman and Founder, Mr. Guangfu Xu, will step down from his position as Chairman of the Board of Directors (the “Board), effective immediately, but will remain as a director on the Board. Meanwhile, Mr. Longgen Zhang, after more than five years of dedicated service, will step down as Chief Executive Officer and a director of the Company with immediate effect due to personal reasons.

Concurrently, the Company announced the appointment of Mr. Xiang Xu as Chairman of the Board and Chief Executive Officer, effective immediately. Mr. Xiang Xu has strong expertise across the solar industry and corporate management. He has been serving as a Director of the Company since its initial public offering and as Vice Chairman of the Board since June 2022.

"I am grateful to have joined such a brilliant team at Daqo New Energy on its journey to become a world-leading low-cost and high-purity polysilicon manufacturer. I am proud of all the accomplishments we have achieved together. As the Company has been performing very well both operationally and financially, I believe the time is right for me to step down from my position and spend more time with my family and pursue personal interests.", said Mr. Longgen Zhang.

The Company’s Chairman of the Board and Chief Executive Officer Xiang Xu said: “On behalf of our Board, I would like to thank Longgen for his tremendous contribution to the Company over the last five years. He has been a highly valued member of our Board and has been instrumental in sharpening our strategy and leading the Company to the next level. While we sincerely regret Longgen’s decision to leave, we fully understand and respect his decision. We wish him all the best in his future endeavors. As the new Chairman and Chief Executive Officer, I will work closely with our board members and management team to ensure a seamless leadership transition."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensencomms.com